GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel : 03-261 2288, 202 2288 Fax : 03-261 5304 Telex : MA 30022.

Exemption No. 82-4962

02042170

02 JUN 20 AM 11:12

19 June 2002

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

PROCESSED
JUL 0 1 2002
THOMSON
FINANCIAL

BY FAX
FAX # 001-202-942-9525

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Changes in Director's interest for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

Exemption No. 82-4962

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Ownership transfer to **GENTING** on **19-06-2002 02:50:15 PM**
Reference No **GG-020619-58854**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

Particulars of director

* Name	:	**Mr Phang Kong Wong**
* Address	:	**10 Lorong Rahim Kajai Tiga Taman Tun Dr Ismail 60000 Kuala Lumpur**
* Descriptions(class & nominal value)	:	**Ordinary shares of RM0.50 each**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **17-06-2002**	* **10,000**	

Circumstances by reason of which change has occurred	:	**Disposal**
Nature of interest	:	**Direct Interest**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**25,000**
Indirect/deemed interest (%)	:	**0.0035**
* Date of notice	:	**17-06-2002**

Remarks :
Mr Phang Kong Wong is a director of certain subsidiaries of Genting Berhad.